Exhibit 23

Consent of Independent Registered Public Accounting Firm

The Board of Directors

Harman International Industries, Incorporated:

We consent to the incorporation by reference in the registration statement (No. 333-28793) on Form S-8 of Harman International Industries, Incorporated of our report dated June 25, 2015, with respect to the statements of net assets available for plan benefits of the Harman International Industries, Incorporated Retirement Savings Plan as of December 31, 2014 and 2013, and the related statements of changes in net assets available for plan benefits for the years then ended, and the related supplemental Schedule H, Line 4i –Schedule of Assets (Held at End of Year) as of December 31, 2014, which report appears in the December 31, 2014 annual report on Form 11-K of the Harman International Industries, Incorporated Retirement Savings Plan.

/s/ KPMG LLP
Los Angeles, California
June 25, 2015